

Mail Stop 3720

December 7, 2009

Mr. Gary H. Ritondaro
Senior Vice President and Chief Financial Officer
LodgeNet Interactive Corporation
3900 West Innovation Street
Sioux Falls, South Dakota 57107

      **RE: LodgeNet Interactive Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2008
           and Documents Incorporated by Reference
           Filed March 13, 2009
           File No. 000-22334**

Dear Mr. Ritondaro:

We have reviewed your response dated November 25, 2009 and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Policies, page 51

1. We note your response to prior comment two from our letter dated November 12, 2009. It appears from Note 7 in your Form 10-K that it is possible that you have more than one reporting unit in your Hospitality reportable segment, namely StayOnline and On Command. If in fact you do have more than one reporting unit in this reportable segment revise your prior proposed disclosure at reporting unit level. Please provide us with the revised proposed disclosure. If you have only one reporting unit in this reportable segment please confirm that in your response.

Definitive Proxy Statement filed April 30, 2009

Grants of Plan-Based Awards, page 22

2. We have considered your response to comment seven from our letter dated November 12, 2009. Please note that you are required to disclose in the Grants of Plan-Based Awards table the estimated threshold, target and maximum payouts under non-equity and equity incentive plan awards granted in the fiscal year covered by the table whether or not you know if the awards are earned or the amount of the payouts when you provide the executive compensation disclosure.   Please confirm your understanding of this requirement of Regulation S-K Item 402(d)(2)(iii) and (iv). For further guidance, refer to Questions 119.05 and 120.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director